Exhibit 99.1

Zenta Group Company Limited Announces Ticker Symbol Change to “ZTG” Effective April 14, 2026

Macau, April 14, 2026 – Zenta Group Company Limited (“Zenta Group” or the “Company”) (Nasdaq: ZGM), a Macau-based professional services provider that offers consultation services to industrial park, business investment and sales of fintech products and services, today announced that its Class A ordinary shares, listed on the Nasdaq Capital Market, will begin trading under the new ticker symbol “ZTG” on the Nasdaq Capital Market, effective upon the commencement of trading on April 14, 2026.

In connection with the ticker symbol change, no action is required from the Company’s current shareholders, and the Company’s CUSIP number will remain unchanged.

Historical trading data of the Company’s shares prior to April 14, 2026 may not yet be available on certain third-party websites and apps when searching for “ZTG,” in which case such data may temporarily be found under “ZGM.”

About Zenta Group Company Limited

Founded in 2019, Zenta Group Company Limited is a diversified consulting and fintech solutions provider based in Macau. The Company provides industrial park consultation, business investment consultation, and fintech product and service through its operating entities in Macau, China. Zenta Group supports clients—primarily from China’s Greater Bay Area—in navigating commercial project approvals, acquiring equity stakes in targeted opportunities, and accessing fintech solutions. With a focus on strategic growth, the Company aims to strengthen its consultation services while expanding its fintech footprint.

For more information, please visit the Company’s website: https://ir.zenta.mo

Forward-looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company’s proposed Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For investor and media inquiries, please contact:

Zenta Group

Investor Relations

Email: contact@zenta.mo